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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 25 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

06050007

SEC ... SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-13307~~ 8-47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Scudder Distributors, Inc.~~ DWS Scudder Distributors, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago (City) IL (State) 60606-5808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Concannon 212.250.1463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASH. DC 152

PROCESSED SEP 01 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13216 FORM X-17a-5 PART III

KH 8/31

AUG 25 2006 10:40 FR DEUTSCHE

CRD # 7154
SEC File # 8-47765

OATH OR AFFIRMATION

I, Michael Concannon, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Distributors, Inc., as of 12/31/05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

SONJA K. OLSEN
Notary Public, State Of New York
No.01OL4974457
Qualified In New York County
Commission Expires November 13, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

SCUDDER DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scudder Distributors, Inc.:

We have audited the accompanying statement of financial condition of Scudder Distributors, Inc., (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scudder Distributors, Inc., as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 13, 2006

SCUDDER DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	77,315,693
Administrative service and distribution fees receivable		20,302,537
Commissions receivable		233,361
Receivable from affiliates		176,258
Deferred tax asset		1,396,000
Other assets		49,331
Total assets	$	99,473,180

Liabilities and Stockholders' Equity

Administrative service and distribution fees payable	$	23,338,117
Payable to affiliates		33,135,299
Income tax liabilities		9,899,124
Accounts payable and accrued expenses		13,655,660
Total liabilities		80,028,200
Total stockholders' equity		19,444,980
Total liabilities and stockholders' equity	$	99,473,180

See accompanying notes to statement of financial condition.

(1) Organization and Business

Scudder Distributors, Inc. (the Company) is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company serves as distributor and/or underwriter for certain registered investment companies managed by DIMA.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash Equivalents

Cash equivalents represent cash and time deposits with third party banks as well as investments in an affiliated Deutsche Bank Trust Company Americas money market account stated at fair value.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(d) Income Taxes

The Company is included in the consolidated Federal income tax return of Taunus Corporation, the ultimate U.S. holding company. The Company files state and local income tax returns on a combined basis with Taunus Corporation and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(3) Income Taxes

The components of income tax assets (liabilities) at December 31, 2005 are as follows:

Current:		
Federal	$	(9,678,595)
State and local		(220,529)
		(9,899,124)
Deferred:		
Federal		1,342,000
State and local		54,000
		1,396,000
Total	$	(8,503,124)

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

(4) Related Party Transactions

The Company has assigned its rights, title and interest to cash flows generated from 12b-1 distribution fees on Class B shares and contingent deferred sales charges on Class B and C shares to SIMS. SIMS reimbursed the Company for the commissions paid on Class B mutual fund shares. In addition, the Company has assigned its rights, title and interest to contingent deferred sales charges on Class A shares to DIMA. DIMA reimbursed the Company for the commissions paid on certain sales of Class A mutual fund shares and other general and administrative expenses.

The Company has arrangements with its Parent where by cash proceeds are funded by the Parent to pay for certain up-front administrative and distribution fess to the various brokers. The Parent is reimbursed by the Company as certain administrative and distribution fees are received by the mutual funds. At December 31, 2005, the Company recorded intercompany receivable and payable amounts of $176,258 and $33,135,299, respectively.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base

pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) Defined Contribution Plan – Match Savings Plan

The Company participates together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. After a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

DB Share-Based Compensation Plans

The Company may grant various employees deferred share awards which provide the right to receive common shares of Deutsche Bank AG at specified future dates. Expense for share-based awards is determined using the fair-value-based method under SFAS 123. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

Restricted Equity Units Plan/DB Share Scheme

Under the Restricted Equity Units Plan, the Company grants various employees deferred share awards as retention incentive which provides the right to receive common shares of Deutsche Bank AG at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.

The Company also grants to the same group of employees, exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

Under the DB Share Scheme, the Company grants various employees deferred share awards which provide the right to receive common shares of Deutsche Bank AG at specified future dates. Awards granted are expensed on a straight-line basis over the vesting period, which is generally three years.

DB Global Share Plan

The DB Global Share Plan is an all employee program which awards eligible employees ten shares of Deutsche Bank AG's common shares as part of their annual compensation. A participant must have been working for the Company for at least one year in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the vesting period of one year from the date of grant. Awards vest on November 1 of the year following grant and are forfeited if the participant terminates employment prior to vesting. As of December 31, 2005 the DB Global Share Plan granted in 2004 had fully vested.

(6) Restructuring

In December 2004, the Company recorded a restructuring charge in connection with the Bank's ongoing business restructuring activities. The resulting restructuring reserve balance of $83,000 as of December 31, 2005 is reflected in accounts payable and accrued expenses in the statement of financial condition.

(7) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2005, the Company's net capital, required net capital, and excess net capital were $17,376,884, $250,000, and $17,126,884, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

The Board of Directors
Scudder Distributors, Inc.:

In planning and performing our audit of the statement of financial condition of Scudder Distributors, Inc. (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not

necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 13, 2006